Exhibit 99.6

Project Eagle

Investor Presentation Script

Mike Florin

Good morning and thank you for joining. On the call today are Robert Thomson, Chief Executive, and Bedi Singh, Chief Financial Officer of News Corp. After today’s prepared remarks, we’ll be happy to take questions from the investment community.

A slide presentation to accompany today’s call can be found in the Investor Relations section of our website, newscorp.com, along with the press release and an audio webcast of this call.

Before we begin, let me remind you that this conference call includes forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ. Information regarding these risks and uncertainties is contained in our Safe Harbor Disclaimer on slide two of the presentation and in our SEC filings. In addition, nothing in the presentation should be deemed to be an offer to buy or a solicitation to sell any securities. For further information, see slide two of the presentation.

I’ll now turn the call over to Robert.

Robert Thomson

Thanks, Mike. It’s a profoundly important moment at News Corp because the transaction we announced this morning to acquire Move, Inc. will position the new News Corp at the forefront of the burgeoning US online real estate sector and significantly expand our digital presence.

We’d like to take a few minutes to explain why we’re excited about this agreement to acquire Move and why we think it is a great transaction for our shareholders as we continue to transform the company and build on its proud tradition.

Let’s begin by turning to Slide 3.

Move is a leading digital real estate company in the US, providing home listings, advertising products and software for realtors and brokers. We think there is a remarkable opportunity to establish an industry-focused digital real estate platform in the US that serves consumers and realtors – a market with approximately $14 billion in annual marketing spend by real estate agents and brokers and significantly more in directly related property financing.

We believe Move is in a unique position to be a major player and expect its growth to be turbo-charged by News Corp given our powerful content platforms in the US, marketing resources, and real estate expertise including that of the eminently successful REA Group, which plans to be a 20% owner of Move and a contributor to and beneficiary of its flourishing in the future.

As we highlighted in our Investor Day over a year ago, the two themes that will drive the success of the new News Corp are digitization of our asset base and globalization. We view Move as an important part of our ongoing transition to digital media across all of our businesses and our expansion in digital classifieds internationally. Digital real estate is a particular area of expertise for us, primarily through our majority-owned subsidiary REA Group, which is the leading digital real estate company in Australia with a market capitalization of approximately US$5 billion and revenues of more than US$400 million in FY2014. REA brings significant domain expertise and software and product skills to the table, and we think those skills will transfer well to the US market. We also know real estate through our newspapers, which have much experience editorially and commercially, whether it be the prospering Mansion section of The Wall Street Journal or our other media properties in the US and elsewhere in the world. The Wall Street Journal Digital Network, which includes MarketWatch and Barron’s, has on average a half a billion page views each month and every one of these pages will be a marketing opportunity for Move.

In short, News Corp is not new to real estate, and we expect our knowledge of the market as well as our own technological, marketing and content capabilities will be deployed to fast-track Move into the future.

This transaction represents the most significant acquisition that we have made since we commenced operations as a separate company last summer. We remain committed to a balanced long-term approach to capital allocation among organic investment, strategic M&A, and return of capital. We view Move as a continuation of a strategy to aggressively pursue new opportunities where we can utilize our global platform and scale – opportunities which inherently complement and extend our expertise. These are carefully considered investments.

Turning now to Slide 4. The US real estate market, the world’s largest, has room for robust growth in coming years, and, perhaps most important, is still in the early days of its digital transition. There are approximately 2 million real estate agents and brokers in the US that generate approximately $60 billion of commission income annually. On sales alone, they are forecasted to spend $14 billion on marketing in 2014, and Move captures only around 2% of that spending. We believe there is much room for that percentage to grow, because the market is in the midst of a secular shift to digital advertising as real estate agents seek to reach home buyers where they are spending their time and searching for homes – online. We’re bullish about Move’s prospects as more marketing is directed online and realtors require state-of-the-art software to maximize their returns.

We look at other competitors in the US market as well as other platforms around the world as an important indicator of the size of the opportunity. According to Euromonitor – there are 259 million Internet users in the US, nearly 5x that of the UK and 14x that of Australia. According to census data, 5 million homes are sold per annum in the US, 5x that of the UK and 10x that of Australia. There is certainly a huge variation in valuation versus market potential across these geographies.

Thus we think there is an enormous opportunity for value creation in the US given the early stages of the shift to online advertising for real estate, and the overall size of the market relative to the markets in Australia and the UK.

That is aside from the value that we believe Move will create for our core properties in the US, given its ability to generate extremely valuable data around the most important investment decision any family or individual will make – buying a home. Ponder the potential to generate sales in New York for The Wall Street Journal and The New York Post around searches for property in the Greater New York area – or the ability of News America Marketing to provide high-quality, lower-cost inserts for realtors and brokers around the country.

Let’s look at Move in more detail on Slide 5. Move is a leading real estate information marketplace for several reasons. First, Move has a unique partnership with the National Association of Realtors which dates back almost 20 years that provides the company with deep relationships and marketing resources. Second, Move sources listings data directly from over 800 Multiple Listing Services, or MLSs, providing over 98% coverage of all existing homes listed for sale in the US. Third, Move owns and operates ListHub which syndicates listings to over 130 publishers across the web, including to Zillow and Trulia. Most importantly, realtor.com has the freshest, most accurate for-sale listings in a market in which speed and accuracy are crucial sources of comparative advantage.

Turning to Slide 6, we’d like to spend a moment on Move’s unique relationship with NAR. Realtors and brokers, along with NAR, are an important part of the real estate ecosystem. We are looking forward to creating a platform that provides long-term support for the value that agents provide in the marketplace. We think this is highly differentiated in the market and will help attract business to Move.

I’ll pause here to address Zillow’s proposed acquisition of Trulia. We do think development helps illustrate the size of the opportunity in the US given the current valuations of these two companies. We certainly expect competition from both Zillow and Trulia, even though they face the manifold complexities of consolidation in coming years. However, our strategy is quite different to that of Zillow and Trulia.

We see tangible and enduring value in the role of realtors, who are pivotal in navigating the sale and the acquisition of real estate, whether it be in arranging inspections or in providing background intelligence that is essential for market participants.

And we see a growing role for Move in the market. It has the right assets, the right relationships and, soon, the right platform to project it into the future.

As part of that strategy, we are pleased that Move will continue to have the exclusive and perpetual right to operate Realtor.com, the official site of NAR and the flagship property of Move.

Moreover, NAR has demonstrated its support for Move in the form of a dedicated advertising budget that emphasizes the value of Realtors through Realtor.com. We plan to continue working closely with NAR to express the value of Realtor.com to consumers and to highlight the social and commercial role of realtors.

As I mentioned, Move provides the most accurate and up-to-date for-sale listing data in the industry. On Slide 7, we’ve outlined the fact that Move’s Realtor.com is the preferred destination for consumers to find the home they actually buy, and is also the number one source of leads for Realtors. Over 90% of Move’s active listings are refreshed every 15 minutes. And the audience attracted to the site is engaged and transaction-ready. Clearly the quantity of traffic is important and - we will increase traffic – but the quality of traffic is imperative. This is rather different compared to other sites in the US market that focus on driving traffic to their sites but do not necessarily have accurate listings on those sites.

Looking closely at the metrics, Move’s audience, lead generation and conversion are the most attractive in the industry – you can measure that on highest revenue per unique user in the industry, highest engagement in the industry, highest net promoter score.

Turning to Slide 8, News Corp is uniquely positioned to take advantage of the opportunity that Move has both in the US and around the world. We believe that our experience in digital real estate and in audience monetization and cross-platform promotion and our reach put us in a unique position.

We are committed to this opportunity, excited about the powerful combination that this transaction creates in a market poised for substantial expansion, and very conscious that success will depend on rapid and intense execution. We are laying the foundations for the future of Move and of the new News.

Let’s turn now to Slide 9 and to Bedi, who will walk you through the financial terms and structure of the transaction.

Bedi Singh

Thank you, Robert.

We will launch a tender offer for all of Move’s outstanding shares for $21.00 per share to commence within 10 business days. Based on Move’s fully diluted share count as of August 31, we expect that this all-cash tender offer will approximate $950 million, net of Move’s existing cash balance, and will be funded wholly from News Corp’s available consolidated cash balance.

As Robert mentioned, REA Group, which is majority-controlled by News Corp, plans to hold 20% of Move with the remaining 80% to be held directly by News Corp. We expect to leverage REA’s product expertise and listing monetization capabilities and to play a very important role in driving both innovation and operating performance at Move. News Corp will consolidate Move, and we expect that REA will equity account for its 20% share.

For the year ended December 31, 2013, Move reported revenues of $227 million and adjusted EBITDA (which excludes stock-based comp) of approximately $29 million and reported net income of $574,000.

In the first six months of 2014 - Move has started to increase its marketing spend to generate higher traffic and we intend to continue to reinvest in both marketing and product development to advance Move into a leadership position in the US online real estate sector. As a result, we expect the acquisition will likely be very modestly EPS dilutive in the short term.

As of December 31, 2013 Move had approximately $750M of available gross NOLs against which the Company recorded a full valuation allowance in accordance with US GAAP. As Robert mentioned, we expect to drive significant growth at Move by leveraging our existing asset base and marketing expertise and therefore expect that Move would be able to utilize these existing NOLS in the future, subject to IRS rules and limitations resulting from the change in ownership.

News Corp will continue to maintain very strong financial flexibility following this acquisition and expect to continue generating positive free cash flows. We will also evaluate any future investments and cap returns with the goal of maximizing long-term value per share.

We expect that this transaction will close in the fourth quarter of calendar year 2014, our second quarter of fiscal 2015.

Robert Thomson

Thank you, Bedi. Before we open the line to questions, I’d like to reiterate why we are excited about this transaction:

•	We believe there is a massive market opportunity in the US for online real estate revenue and this market is in the early stages of development.

•	Move is a differentiated platform that provides significant value to consumers as well as to realtors and brokers.

•	Digital real estate is an important pillar in our ongoing global and digital transition at News Corp and represents a prudent deployment of our capital.

•	Move complements, and will enhance, our core media assets.

With that operator could you please open the line for questions.

Forward- Looking Statements

This document contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. The reader is cautioned not to place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties, risks, assumptions and other factors, many of which are outside the control of News Corporation (“News Corp”) and Move, Inc. (“Move”). The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the proposed acquisition, including integration plans and expected synergies. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Move’s business will not be successfully integrated with News Corp’s business; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; and other events that could adversely impact the completion of the transaction, including industry or economic conditions outside of our control. In addition, actual results are subject to other risks and uncertainties that relate more broadly to News Corp’s overall business, including those more fully described in News Corp’s filings with the U.S. Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended June 30, 2014, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Move’s overall business and financial condition, including those more fully described in Move’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2013, and its quarterly reports filed on Form 10-Q for the current fiscal year. The forward-looking statements in this document speak only as of this date. We expressly disclaim any current intention to update or revise any forward-looking statements contained in this document to reflect any change of expectations with regard thereto or to reflect any change in events, conditions, or circumstances on which any such forward-looking statement is based, in whole or in part.

Notice to Investors

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. No tender offer for the shares of Move has commenced at this time. In connection with the proposed transaction, News Corp intends to file tender offer documents with the SEC. Any definitive tender offer documents will be mailed to shareholders of Move. INVESTORS AND SECURITY HOLDERS OF MOVE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by News Corp through the SEC website at http://www.sec.gov or through the News Corp website at http://investors.newscorp.com.